UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Publicly Held Company

Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.30029520-8

EXCERPT OF ITEM (1) OF THE MINUTES OF THE 78TH MEETING OF THE BOARD OF DIRECTORS, HELD ON MARCH 25, 2015

In my role as Secretary of the Board of Directors, I hereby CERTIFY that item (1) of the Agenda of the minutes of the 78th Meeting of the Board of Directors of Oi S.A., held on March 25, 2015, at 11:30 am, at Praia do Botafogo, No. 300, Botafogo, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“In relation to item (1) of the Agenda, Mr. Nuno Cadima presented the Company’s and its subsidiaries’ consolidated financial statements were presented for the year ended on December 31, 2014, detailing financial data (EBITDA, quarterly changes in revenue, and the comparison with the 2013 year), financial and operational measures and the Portugal Telecom and consolidated financial statements. The Board approved and authorized the publication of the Company’s and its subsidiaries’ financial statements, as well as the call for the general shareholders’ meeting to occur on or before April 30, 2015. (…)”

The majority of the members of the Board of Directors were present and affixed their signatures: José Mauro Mettrau Carneiro da Cunha; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Fernando Magalhães Portella; Luciana Freitas Rodrigues (alternate); Cristiano Yazbek Pereira; Rafael Luis Mora Funes; Marcelo Almeida de Souza; Armando Galhardo Nunes Guerra Junior; Renato Torres de Faria; Alexandre Jereissati Legey; Fernando Marques dos Santos; Shakhaf Wine; and Carlos Augusto Borges.

Rio de Janeiro, March 25, 2015.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2015

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer